NEWS RELEASE

EMX Royalty Announces Fourth Quarter and Year End 2023 Results and 2024 Guidance

Vancouver, British Columbia, March 25, 2024 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to report results for the fourth quarter and year ended December 31, 2023 (in U.S. dollars unless otherwise noted).

The 2023 year was a pivotal one for EMX as we amicably resolved the issues with the Timok royalty; increased our (effective) net smelter return ("NSR") royalty in the Caserones property to 0.7775% and subsequent to year end to 0.8306%; saw strong performance from our gold royalty portfolio anchored by Leeville and Gediktepe; continued to invest capital generating and acquiring royalties around the world while our partners continued to invest significant capital to expand operations at existing mines, advance new mines, and explore for new opportunities.

As previously announced, the Company is providing guidance for 2024 (see below). In conjunction with providing guidance, the Company has adopted the use of Gold Equivalent Ounces1 ("GEOs") as a metric to better understand our business. GEOs is a non-IFRS financial measure that is based on our adjusted royalty revenue and does not include Option payments and Other Income coming from our royalty generation activities.

Summary of Financial Highlights for the Fourth Quarter and Year Ended December 31, 2023:1

	For the three months ended December 31,		For the year ended December 31,
	2023	2022	2023	2022
Statement of Income
Revenue and other income	$7,546	$2,288	$26,621	$18,277
General and administrative costs	$1,272	$1,682	$5,606	$6,149
Royalty generation and project evaluation costs, net	$2,392	$1,610	$11,245	$8,636
Net income (loss)	$1,374	$950	$(4,633)	$3,349

Statement of Cash Flows
Cash flows from operating activities	$4,273	$3,357	$7,059	$16,487

Non-IFRS Financial Measures[1]
Adjusted revenue and other income	$10,921	$3,535	$37,028	$25,397
Adjusted royalty revenue	$8,744	$2,793	$30,694	$14,033
GEOs Sold	4,425	1,615	15,784	7,875
Adjusted cash flows from operating activities	$5,444	$4,093	$14,072	$21,711

Strong Revenue Growth	Sufficient and Available Capital
Adjusted revenue and other income[1] increased by 46% in 2023 Adjusted royalty revenue increased by 119% in 2023	Strong and consistent operating cash flows enabled the early repayment of $10,000,000 of debt
Development of Flagship Assets	Continued Optionality with Generative Business
Significant investment by Zijin Mining Group at Timok through continued development of upper and lower zones	Generated $5,462,000 in revenue and other income Entered into 20 new partnerships agreements in 2023 Over $39,000,000 in partnership expenditures in 2023

1 Refer to the "Non-IFRS financial measures" section below or on page 53 of the Q4 2024 MD&A for more information on each non-IFRS financial measure. These financial measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	1

2024 Guidance

Please see our MD&A for the year ended December 31, 2023 for more details on our guidance and see "Forward-Looking Statements" and "Future-Oriented Financial Information" below.

Based on the Company's existing royalties and information available from its counterparties, we expect GEO2 sales to range between 11,000 and 14,000 GEOs1 in 2024 compared to 15,784 in 2023. Timok royalty revenue for 2023 included 2,483 GEOs1 sold for 2021 and 2022 production.

2024 GuidanceA
GEOs sales[1]	11,000 to 14,000
Adjusted royalty revenue[1]	$22,000,000 to $27,500,000
Option and other property income	$2,000,000 to $3,000,000
Assumed commodity prices of $1,939/oz gold and $3.89/lb copper based on CIBC Global Mining Group's Consensus Commodity Price Forecasts published on January 2, 2024.

Guidance in 2024 is based on public forecasts, other disclosure by the owners and operators of our assets, historical performance and management's understanding of the underlying producing assets. Additionally, the Company may receive information from the owners and operators of the properties, which the Company is not permitted to disclose to the public pursuant to the underlying agreement or the information has not been prepared in accordance with Canadian disclosure standards, including National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

More specifically, Leeville's guidance is based on historical performance as the Company has no rights to data and must rely on publicly available information delivered by Nevada Gold Mines. Gediktepe's guidance contribution is based partly on 2023 actual results, as well as a confidential 3-year mine plan provided by the operator for the 2024 year. Timok's guidance contribution is based on 2023 actual results only given the limited access to operational data and forward-looking plans. Caserones' guidance is based on 2023 actual results and guidance disclosed by the operator, which has been increased slightly by EMX due to the higher percentage ownership of our effective royalty. Balya and Gold Bar South are based on 2023 historical performance only, given limited access to information.

Outlook

The Company is excited about the prospect for continued growth in the portfolio for 2024 and the coming years. The driver for near and long term growth in cash flow will come from the large deposits of Caserones in Chile and Timok in Serbia. At Caserones, Lundin has initiated an exploration program which is intended to expand mineral resources and mineral reserves while at the same time looking to increase throughput at the plant. At Timok, Zijin Mining Group Co. continues to advance the upper zones while developing the lower zone, which we believe will be one of the more important block cave development projects in the world.

Regarding the gold royalty portfolio, we expect Gediktepe, Leeville, and Gold Bar to mirror what occurred in 2023. In Türkiye, the operator of Sisorta is nearing completion of construction of the mine and we look forward to seeing the plant commissioned. We are excited about the advancement of Diablillos in Argentina by AbraSilver Resource Corp. where the company continues to expand the mineral resource. In Sweden the Viscaria copper-gold deposit (operated by Copperstone Resources AB) continues to advance through the environmental permitting process with a final decision expected by mid-year 2024. Pending approval, Copperstone expects to commence development with initial production from Viscaria slated for 2026.

The Company will continue to evaluate and work to acquire mineral rights and royalties in 2024. The Company expects it will invest similar amounts as in 2023 towards the royalty generation business. As in previous years, production royalties will continue to be supplemented by option, advance royalty, and other pre-production payments from partnered projects across the global asset portfolio. Efforts and programs are underway to optimize and control costs as the Company continues to grow. EMX believes it is well positioned to identify and pursue new royalty and investment opportunities, while further filling a pipeline of royalty generation properties that provide opportunities for additional cash flow, as well as exploration, development, and production success.

2 Refer to the "Non-IFRS financial measures" section below and on page 53 of the Q4 2024 MD&A for more information on each non-IFRS financial measure. With respect to forward-looking non-IFRS financial measures, there are no significant differences with the calculation of historical non-IFRS financial measures.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	2

The Company will also strive towards continuing to strengthen its balance sheet over the course of the year. As part of this effort we will look to refinance our outstanding debt of $34,660,000, which comes due at the end of 2024. The Company has actively been engaged with several parties and believes that it will be in a position to provide an update to this process in Q2 2024.

Assumed commodity prices are from CIBC Global Mining Group's Consensus Commodity Price Forecasts published on January 2, 2024, which the Company believes to be reliable for the purposes of guidance.

Annual Results for 2023:

In 2023, the Company recognized $37,028,000 and $30,694,000 in adjusted revenue and other income1 and adjusted royalty revenue3, respectively, which represented a 46% and 119% increase, respectively, compared to 2022. The significant increase is due to the commencement of royalty payments from the Timok royalty property, which resulted in $8,632,000 in royalty revenue in 2023, as well as an 80% increase in royalty revenue from Gediktepe and 46% increase in attributed royalty revenue from Caserones. Timok royalty revenue for 2023 included $4,790,000 in revenue (2,483 GEOs1 sold) for 2021 and 2022 production.

The following table is a summary of GEOs1 sold and adjusted royalty revenue1 for the year ended December 31, 2023 and 2022:

	2023		2022
	GEOs Sold	Revenue (in thousands)	GEOs Sold	Revenue (in thousands)
Caserones	5,352	$10,407	3,995	$7,120
Timok	4,439	8,632	-	-
Gediktepe	3,442	6,694	2,081	3,709
Leeville	1,612	3,135	1,318	2,348
Balya	498	968	-	-
Gold Bar South	139	270	-	-
Advanced royalty payments	302	588	480	856
Adjusted royalty revenue	15,784	$30,694	7,875	$14,033

Net royalty generation and project evaluation costs increased from $8,636,000 in 2022 to $11,245,000 in 2023, while executing 20 new royalty partnerships (2022 - 10 new royalty partnerships). The increase in costs was due to increases in the USA, Eastern Europe and Morocco. In the USA, the Company executed drilling activities through its wholly owned subsidiary Scout Drilling LLC on partnered projects in exchange for future reimbursement or royalty opportunities. Scout Drilling LLC was sold during the year along with certain mineral properties to Scout Discoveries Corp ("Scout") in exchange for deferred compensation payments, shares in Scout and royalty rights on the properties, which exceeded the costs incurred. The increase in Eastern Europe and Morocco was attributed to the expansion of the generative business into Morocco and the Balkan region. EMX expects the costs in Morocco and the Balkan region to decrease in the coming years once it solidifies partnerships within the regions. Not inclusive of the net royalty generation and project evaluation cost, EMX earned $5,462,000 in royalty generation revenue in 2023 (2022 - $6,447,000).

3 Refer to the "Non-IFRS financial measures" section below and on page 53 of the Q4 2024 MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	3

Fourth Quarter Adjusted Royalty Revenue and GEOs Sold by Asset:

For the fourth quarter of 2023, the Company recognized $8,744,000 in adjusted royalty revenue, which represented a 213% increase compared to Q4 2022. The significant increase is due to the commencement of royalty payments from Timok, Balya and Gold Bar South in 2023, combined with significant increases from Caserones, Gediktepe and Leeville. Revenue in Q4 2023 at Caserones included a year-to-date true-up of revenue due to higher than expected performance in Q3 2023.

The following table is a summary of GEOs4 sold and adjusted royalty revenue1 for the fourth quarter of 2023 and 2022:

	2023		2022
	GEOs Sold	Revenue (in thousands)	GEOs Sold	Revenue (in thousands)
Caserones	1,708	$3,375	721	$1,247
Timok	477	943	-	-
Gediktepe	1,335	2,638	341	590
Leeville	589	1,164	343	593
Balya	120	238	-	-
Gold Bar South	39	77	-	-
Advanced royalty payments	156	309	210	363
Adjusted royalty revenue	4,425	$8,744	1,615	$2,793

Fourth Quarter Corporate Updates

Early Repayment of US$10M of the Sprott Credit Facility

In Q4 2023, EMX made an early repayment of $10,000,000 toward the principal amount of the Senior Secured Credit Facility (the "Sprott Credit Facility") held by a fund managed by Sprott Resource Lending Corp. The remaining principal amount of $34,660,000 of the Sprott Credit Facility is due to be repaid by December 31, 2024. The Company has actively been evaluating alternatives to refinance some or all of the debt. It should be noted that the Company can repay the entire debt without penalties after June 30, 2024.

Acquisition of Additional Royalty Interest on Caserones

Subsequent to December 31, 2023, EMX acquired an additional 0.0531% (effective) NSR royalty interest in the Caserones property, increasing the Company's NSR royalty interest to 0.8306%, for cash consideration of $4,742,000 pursuant to an agreement with Franco Nevada Corporation.

Commencement of Normal Course Issuer Bid

Subsequent to December 31, 2023, EMX announced that it has received approval from the TSX Venture Exchange of its Notice of Intention to Make a Normal Course Issuer Bid (the "NCIB"). Under the NCIB, EMX may purchase for cancellation up to 5,000,000 common shares over a twelve-month period commencing on February 13, 2024. The NCIB will expire no later than February 12, 2025.

Qualified Persons

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on North America and Latin America, except for Caserones. Consulting Chief Mining Engineer Mark S. Ramirez, SME Registered Member #04039495, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure with respect to the Caserones Mine. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on Europe, Türkiye and Australia.

4 Refer to the "Non-IFRS financial measures" section below and on page 53 of the Q4 2024 MD&A for more information on each non-IFRS financial measure.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	4

Shareholder Information

The Company's filings for the year are available on SEDAR at www.sedarplus.ca, on the U.S. Securities and Exchange Commission's EDGAR website at www.sec.gov, and on EMX's website at www.EMXroyalty.com. Financial results were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

About EMX - EMX is a precious, and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture
Exchange) accepts responsibility for the adequacy or accuracy of this release

Forward-Looking Statements

This news release may contain "forward looking information" or "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding the future price of copper, gold and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production, the Company's growth strategy and expectations regarding the guidance for 2024 and future outlook, including revenue and GEO estimates, refinancing outstanding debt and the timing thereof, the acquisition of additional royalty interests and partnerships, the purchase of securities pursuant to the Company's NCIB or other statements that are not statements of fact. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects," "anticipates," "believes," "plans," "projects," "estimates," "assumes," "intends," "strategy," "goals," "objectives," "potential," "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect, including disruption to production at any of the mineral properties in which the Company has a royalty, or other interest; estimated capital costs, operating costs, production and economic returns; estimated metal pricing (including the estimates from the CIBC Global Mining Group's Consensus Commodity Price Forecasts published on January 2, 2024), metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's resource and reserve estimates; the expected ability of any of the properties in which the Company holds a royalty, or other interest to develop adequate infrastructure at a reasonable cost; assumptions that all necessary permits and governmental approvals will remain in effect or be obtained as required to operate, develop or explore the various properties in which the Company holds an interest; and the activities on any on the properties in which the Company holds a royalty, or other interest will not be adversely disrupted or impeded by development, operating or regulatory risks or any other government actions.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to maintain or receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, copper, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the Company's MD&A for the year ended December 31, 2023, and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2023, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR+ at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	5

Future-Oriented Financial Information

This news release may contain future-oriented financial information ("FOFI") within the meaning of Canadian securities legislation, about prospective results of operations, financial position, GEOs and anticipated royalty payments based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by management to provide an outlook of the Company's activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the headings above entitled "2024 Guidance", "Outlook" and "Forward-Looking Statements" and assumptions with respect to the future metal prices, the estimation of mineral reserves and resources, realization of mineral reserve estimates and the timing and amount of estimated future production. Management does not have, or may not have had at the relevant date, or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this news release are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing of metals, (ii) the future market demand and trends within the jurisdictions in which the Company or the mining operators operate, and (iii) the operating cost and effect on the production of the Company's royalty partners. The FOFI or financial outlook contained in this news release do not purport to present the Company's financial condition in accordance with IFRS, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled "Forward-Looking Statements" and under the heading "Risk Factors" in the Company's public disclosures, FOFI or financial outlook within this news release should not be relied on as necessarily indicative of future results.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	6

Non-IFRS Financial Measures

We have included certain non-IFRS financial measures in this press release, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These non-IFRS financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Non-IFRS financial measures are defined in National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure ("NI 52-112") as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation. A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements. The following table outlines the non-IFRS financial measures, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS financial measure	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors
Adjusted revenue and other income	Defined as revenue and other income including the Company's share of royalty revenue related to the Company's effective royalty on Caserones.	Revenue and other income	We believe these measures more accurately depict the Company's revenue related to operations as the adjustment is to account for revenue from a material asset.
Adjusted royalty revenue	Defined as royalty revenue including the Company's share of royalty revenue related to the Company's effective royalty on Caserones.	Royalty revenue
Adjusted cash flows from operating activities	Defined as cash flows from operating activities plus the cash distributions related to the Company's effective royalty on Caserones.	Cash flows from operating activities	We believe this measure more accurately depicts the Company's cash flows from operations as the adjustment is to account for cash flows from a material asset.
Gold equivalent ounces (GEOs)

GEOs is a non-IFRS measure that is based on royalty interests and calculated on a quarterly basis by dividing adjusted royalty revenue by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.

Royalty revenue

We use this measure internally to evaluate our underlying operating performance across the royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results.

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Reconciliation of Adjusted Revenue and Other Income and Adjusted Royalty Revenue:

During the three months and years ended December 31, 2023 and 2022, the Company had the following sources of revenue and other income:

	For the three months ended December 31,		For the year ended December 31,
	2023	2022	2023	2022
Royalty revenue	$5,369	$1,546	$20,287	$6,913
Option and other property income	1,676	411	4,785	9,591
Interest income	501	331	1,549	1,773
Total revenue and other income	$7,546	$2,288	$26,621	$18,277

The following is the reconciliation of adjusted revenue and other income and adjusted royalty revenue:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of dollars)	2023	2022	2023	2022
SLM California royalty revenue	$8,438	$3,308	$26,024	$18,887
The Company's ownership %	40.0	37.7	40.0	37.7
The Company's share of royalty revenue	$3,375	$1,247	$10,407	$7,120
Adjusted revenue and other income	$10,921	$3,535	$37,028	$25,397

Royalty Revenue	$5,369	$1,546	$20,287	$6,913
The Company's share of royalty revenue	3,375	1,247	10,407	7,120
Adjusted royalty revenue	$8,744	$2,793	$30,694	$14,033

Reconciliation of Adjusted Cash Flows from Operating Activities:

During the three months and years ended December 31, 2023 and 2022, the Company had the following adjusted cash flows from operating activities:

	For the three months ended December 31,		For the year ended December 31,
(In thousands of dollars)	2023	2022	2023	2022
Cash provided by operating activities	$3,524	$3,629	$7,059	$16,487
Caserones royalty distributions	1,920	464	7,013	5,224
Adjusted cash flows from operating activities	$5,444	$4,093	$14,072	$21,711

Quarterly reconciliation of GEOs:

(in thousands, except average gold price and GEOs information)	Q4 2023	Q3 2023	Q2 2023	Q1 2023	FY 2023
Adjusted Royalty Revenue	$8,744	$12,875	$5,132	$3,943	$30,694
Average gold price per ounce	1,976	1,929	1,978	1,889	1,945
Total GEOs	4,425	6,676	2,595	2,088	15,784

(in thousands, except average gold price and GEOs information)	Q4 2022	Q3 2022	Q2 2022	Q1 2022	FY 2022
Adjusted Royalty Revenue	$2,793	$5,775	$3,377	$2,088	$14,033
Average gold price per ounce	1,729	1,728	1,872	1,874	1,782
Total GEOs	1,615	3,341	1,804	1,114	7,875

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	8